Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change July 29, 2010
Item 3	News Release The news release dated July 29, 2010 was disseminated through Marketwire’s US and Canadian Timely Disclosure Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reports that diamond drilling at its wholly-owned Brucejack Project continues to encounter bonanza-grade gold and silver mineralization over a relatively broad area.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated July 29, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 29th day of July, 2010

July 29, 2010	News Release 10-21

BRUCEJACK DRILLING INTERSECTS MORE BONANZA-GRADE GOLD MINERALIZATION

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) (the “Company”) is pleased to report that diamond drilling at its wholly-owned Brucejack Project continues to encounter bonanza-grade gold and silver mineralization over a relatively broad area.  (See the news release dated July 12, 2010, for a summary of the high-grade holes in 2009 and 2010.) The Brucejack Project is adjacent to the Company’s wholly-owned Snowfield Project approximately 65 kilometers north of Stewart, British Columbia.

Galena Hill Zone

Highlights are holes SU-53 and SU-54 from the Galena Hill Zone. The bonanza-grade intercept in SU-53 included:

-	1.5 meters with uncut grades of 1,025 grams of gold and 751 grams of silver per tonne (4.9 feet averaging 29.9 ounces gold and 21.9 ounces of silver per ton).

Bonanza-grade mineralization intersected in hole SU-54 included:

-	1.59 meters with uncut grades of 2,490 grams of gold and 1,135 grams of silver per tonne (5.2 feet averaging 72.6 ounces of gold and 33.1 ounces of silver per ton).

These intersections are located in shallow structures on the northeast corner of the zone. The consistency of the bonanza-grade intersections throughout the Galena Hill Zone highlights the possibility for discovery of additional high-grade mineralization.

West Zone

The West Zone is located 500 meters north of the Galena Hill Zone. A highlight is hole SU-52, which intersected intervals of:

-
233.8 meters of 2.26 grams of gold and 12.5 grams of silver per tonne (767 feet averaging 0.07 ounces of gold and 0.36 ounces of silver per ton), including 37.5 meters with uncut grades of 11.78 grams of gold and 18.5 grams of silver per tonne (123 feet averaging 0.34 ounces of gold and 0.54 ounces of silver per ton), and 31.5 meters with uncut grades of 5.96 grams of gold and 30.9 grams of silver per tonne (103 feet averaging 0.17 ounces of gold and 0.90 ounces of silver per ton).

Holes SU-49, SU-52 and SU-63, all listed in the table below, have expanded the West Zone which is still open to the north and west.

Bridge Zone

The Bridge Zone has also been expanded to the north and west, and now measures approximately 550 meters by 650 meters. Step-out drilling to the south and east is underway and assays will be reported when available.

A diamond drill program of 24,000 meters in total is planned for the Brucejack Project this season, and five drills are currently working on various targets.

Table 1
Selected Brucejack Project Drill Results(1)
July 2010

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Silver (g/tonne)
Galena Hill Zone
SU-53	21.50	45.50	24.00	2.39(2)	49.11
incl.	21.50	23.00	1.50	1,025(3)	751
	83.50	152.50	69.00	0.53	6.55
SU-54(4)	9.14	72.50	63.36	2.25(2)	38.04
	53.60	55.19	1.59	2,490(3)	1,135
	124.88	133.50	8.62	6.01(2)	43.56
	280.50	310.00	29.50	0.58	5.90
	336.50	349.50	13.00	1.78	14.15
SU-56(4)	16.70	44.00	27.30	0.75	1.68
	245.50	270.50	25.00	0.59	4.54
	289.50	327.80	38.30	0.71	4.77
	364.70	370.33	5.63	1.63	12.55
SU-59	26.50	111.50	85.00	1.37	15.53
SU-61	0.00	81.00	81.00	0.65	41.66
	96.02	180.00	83.98	1.02	4.90
SU-62(4)	14.00	143.00	129.00	1.48	14.53
	210.00	218.54	8.54	1.49	14.57
West Zone
SU-49	79.50	126.00	46.50	0.66	3.62
	550.00	590.50	40.50	1.04	2.81
SU-52	194.49	428.31	233.82	2.26(2)	12.54
incl.	263.00	300.50	37.50	11.78(3)	18.47
incl.	391.50	423.00	31.50	5.96(3)	30.90

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Silver (g/tonne)
West Zone (cont’d)
SU-63	4.20	28.50	24.30	0.72	9.25
	143.00	166.50	23.50	0.92	34.02
	319.00	487.49	168.49	0.80	4.81
Bridge Zone
SU-55	57.50	96.50	39.00	1.61(2)	3.60
	331.50	367.00	35.50	0.80	4.33
	575.00	611.00	36.00	1.20	3.04
SU-57	233.13	279.50	46.37	1.02	74.03
	442.00	524.50	82.50	2.00	9.50
incl.	459.50	471.37	11.87	7.42	11.48
SU-58	0.11	162.00	161.89	2.09(2)	7.97
incl.	88.50	96.00	7.50	20.89(3)	28.90
SU-60	48.00	62.71	14.71	0.74	6.84
	180.90	250.00	69.10	0.74	13.16
Regional Exploration
SU-50	152.00	166.50	14.50	1.35	2.19
SG Zone
SU-51	10.50	79.98	69.48	0.67	3.03
	311.00	330.00	19.00	0.69	1.05

(1) True thickness to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Brucejack Project exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C. All samples were analyzed using aqua regia digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.
(2) For the quoted average gold assays, any assay in excess of 31.1 grams of gold per tonne was cut to 31.1 grams of gold per tonne.
(3) The assays from this interval are uncut.
(4) ) Ended in mineralization.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)